Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to the Company as at March 21, 2012 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes as at and for the years ended December 31, 2011 and 2010.  The audited consolidated financial statements and MD&A are presented in US dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Previously, the Company prepared its annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s 2010 comparatives in this MD&A have been restated and presented in accordance with IFRS. As the Company’s IFRS transition date was January 1, 2010, 2009 comparative information included in this MD&A has not been restated.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward-Looking Information at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the years ended December 31, 2011 and 2010 and the corresponding notes to the financial statements which are available on the Company’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s Form 40-F is available on EDGAR at www.sec.gov. These documents contain descriptions and maps of certain of the Company’s producing and advanced royalty and stream assets.  For additional information, the Company’s website can be found at www.franco-nevada.com.

Our Business

Franco-Nevada is a gold-focused royalty and stream company with additional interests in platinum group metals (“PGMs”), oil & gas and other assets.  The majority of our revenues are derived from a diversified portfolio of high-quality properties located in North America operated by experienced operators. The Company also holds a pipeline of assets in the development or permitting stages which have the potential to generate future revenues and cash flow.

Our portfolio generates strong operating cash flow with lower exposure to operating and capital costs than operating companies. The portfolio also provides for direct leverage to commodity prices and the exploration potential of world-class ore deposits and mineral exploration trends where we have existing interests.  Management has been successful in both managing its portfolio and acquiring new royalties and streams.  We intend to utilize our cash flow to continue to grow our portfolio and to pay dividends to shareholders. We believe that a diverse portfolio of interests provides our shareholders with a higher risk-adjusted return through the commodity cycle than direct operating interests.

Our Company and How We Operate

Franco-Nevada is a Canadian company headquartered in Toronto with additional offices in Denver, Perth and Barbados, all of which are used to manage our resource portfolio and pursue new investment opportunities. Franco-Nevada shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “FNV” and are part of the S&P/TSX Composite Index. Our shareholders consist of mostly large generalist institutional funds in Canada, the United States, Europe and Australia. Management and directors are significant shareholders, and are dedicated to the sustainable maximization of the Company’s share price, holding 3.4% of the common shares, or 4.6% on a fully diluted basis, as at March 21, 2012.  We currently operate with a small organization of up to approximately twenty-five employees and consultants. Our management team is made up of experienced and proven professionals some of whom have been continuously associated with our royalty, stream and working interest portfolio for over twenty years. We operate with a flat management structure similar to that of a small merchant bank. As we do not have any material operational responsibilities, our focus is on new investments and our flat management structure allows many of our team members to take on multidisciplinary roles for corporate development opportunities. Our board of directors has significant experience in mining, oil & gas and corporate finance.

Our Vision and Business Model

Our vision is to be the leading gold-focused royalty and stream company. We believe we can achieve this through sound management of our current portfolio and through accretive transactions using a long-term perspective. Our business model is to grow our portfolio with acquisitions of high quality, high margin assets limiting our downside exposure but retaining the full upside potential of higher commodity prices and/or new exploration discoveries.  Our growth strategy is predicated on increasing net asset value (“NAV”) on a per share basis, as we strongly believe that sustainable growth in per share NAV will be reflected in growth in our share price. Accordingly, NAV accretion per share is one of our key acquisition metrics. We are firm believers that maintaining a strong precious metals focus will allow us to preserve our premium valuation. However, we will remain vigilant for opportunities in all resource sectors. Maintaining and managing a diversified, high margin portfolio with low overheads provides the strong operating cash flow required to fuel organic growth. We believe in maintaining a strong balance sheet to allow us to be opportunistic in any environment.  We do not hedge any of our commodity exposures.

2011 Overview

2011 was a volatile year for equity markets with the global economic situation impacting the Company in a number of ways. This economic environment has been supportive for the gold price and helped propel gold to a record high of $1,895 per ounce in September 2011 before sharp corrections saw the price close the year at $1,531 per ounce (based on London pm fix prices). Gold has maintained its status as a “safe haven asset” and is a legitimate component of asset portfolios around the world. The long-term fundamentals for gold remain strong and are supported by a number of factors including ongoing risks to the European financial system, central banks buying for reserve diversification purposes and strong investment and retail demand from consumers. Gold market prices have been a key driver of higher revenues, Adjusted EBITDA and Adjusted Net Income for the Company in 2011.

Acquisitions also contributed to the Company’s growth and performance in 2011, with the most significant acquisition being Gold Wheaton Gold Corp. (“Gold Wheaton”) (see “Business Developments” below) which contributed $114.2 million to the Company’s annual revenues and helped the Company achieve record revenues of $411.2 million in 2011.

The Company ended the year with a robust balance sheet, completing a bought deal equity offering which raised net proceeds of $367.4 million in new equity and added to the Company’s cash position. At December 31, 2011, the Company had $794.1 million in cash and cash equivalents, $60.8 million in liquid investments and an undrawn $175.0 million credit facility from which to fund future acquisitions.

Commodity prices

The market prices of gold and PGMs are the primary drivers of the Company’s profitability and ability to generate cash flow for our shareholders with approximately 90% of our revenues being generated by precious metals for the year ended December 31, 2011. Commodity prices have remained strong for the three months and year ended December 31, 2011 although with significant volatility, when compared to the three months and year ended December 31, 2010.  In fact, for the year ended December 31, 2011, the gold price averaged $1,569 per ounce, a 28% increase over the average gold price for the year ended December 31, 2010 of $1,225 per ounce. Concerns about the global economy, monetary policies, sovereign debt issues, specifically in Europe, and geopolitical issues have positively impacted commodity prices, gold in particular.  Gold has continued to attract investors as it is viewed as a safe haven investment and a hedge against inflation.

Platinum and palladium averaged $1,720 and $733 per ounce, respectively, for the year ended December 31, 2011 which represented an increase of 7% and 39%, respectively, over the average prices for 2010. Oil prices averaged $95 per barrel for the year ended December 31, 2011, compared to $78 per barrel in 2010, an increase of 22%.

The average gold price for the fourth quarter of 2011 was $1,686 per ounce compared with $1,367 per ounce for the fourth quarter of 2010, an increase of 23%. Platinum and palladium had average prices of $1,533 per ounce and $629 per ounce, respectively, for the three months ended December 31, 2011 compared with $1,696 per ounce for platinum and $676 per ounce for palladium in the fourth quarter of 2010.

Average Commodity Prices and Foreign Exchange Rates

Currency exchange rates

The Company’s performance is impacted by foreign currency fluctuations of the Canadian dollar, Mexican peso and Australian dollar relative to the US dollar. The largest exposure the Company has is with respect to the Canadian/US dollar exchange rate as the Company holds a significant amount of its assets in Canada and reports its results in US dollars. The US dollar strengthened against the Canadian dollar during the fourth quarter of 2011 compared to the third quarter of 2011 but weakened overall in 2011 when compared to 2010, mainly attributable to concerns over the debt crisis in Europe. In the quarter, the Australian dollar traded in a range of $0.9341 to $1.0580 against the US dollar.

The effect of this volatility in the currencies against the US dollar impacts the Company’s corporate administration, business development expenses and depletion on oil & gas interests incurred in its Canadian and US entities due to their respective functional currencies.

Average Foreign Exchange Rates (C$/US$)

	2011	2010
Three months ended December 31	0.9775	0.9874
Year ended December 31	1.0115	0.9712

Operating results

Results for the year ended December 31, 2011 include the financial results of Gold Wheaton for the period March 14, 2011 to December 31, 2011. The Company acquired Gold Wheaton on March 14, 2011 for a total purchase price of $1.1 billion. The acquisition added five new streams to the Company’s portfolio increasing its exposure to gold and PGMs.

The Company’s royalty and stream portfolio continues to perform strongly due to a combination of higher commodity prices, organic growth within the portfolio and new acquisitions.

Outlook for 2012

The following contains forward-looking statements about our outlook for 2012. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on www.sec.gov.

Revenue was $411.2 million for 2011 compared with $227.2 million for 2010. Revenue was positively impacted by the Gold Wheaton acquisition (as described in Business Developments (k) below), the strengthening commodity market prices and organic growth within the portfolio as certain royalties either commenced production or surpassed thresholds and triggered the start of royalty payments to the Company.

For 2012, the Company estimates revenue to be between $430 million and $460 million using commodity price assumptions of $1,700 gold, $1,700 platinum, $750 palladium and $95 oil.

The following are some expectations and trends related to some of our key assets for 2012:

•                  Palmarejo is expected to continue to be a significant component of revenue for the Company in 2012. Coeur d’Alene Corporation, the operator of Palmarejo, has announced estimated production of between 98,000 to 108,000 ounces of gold at Palmarejo for 2012. The Company has a 50% gold stream at Palmarejo which includes an annual minimum production provision of 50,000 ounces.

•                  The Sudbury stream assets are operated by KGHM following their acquisition of Quadra FNX Mining Ltd. The operator has announced plans to put Podolsky on care and maintenance once the 2000 Deposit is mined out, which is expected to be by the end of 2012, and it is expected that KGHM will continue to focus on mining nickel ore at McCreedy in 2012 which does not generate payable PGMs attributable to Franco-Nevada. The Company expects to earn revenue in 2012 comparable to 2011 levels from the three streams.

•                  Goldstrike revenue is expected to be higher in 2012 than 2011 as Barrick Gold Corporation, the operator of Goldstrike, has announced that it expects increased production from Goldstrike in 2012 as the mine completed a stripping phase towards the end of 2011.

•                  The Company expects increased revenues from Mine Waste Solutions (“MWS”) in 2012 compared to 2011.  MWS experienced certain mining interruptions in 2011, First Uranium Corporation (“FIU”) has announced that the acquisition of MWS by AngloGold Ashanti Limited is expected to close in mid 2012.

•                  Franco-Nevada’s oil assets are expected to deliver increased revenues in 2012 due to the acquisition of an additional Weyburn Unit working interest at the beginning of 2012. The effective date of the transaction was January 1, 2012 and effectively more than doubles the Company’s working interest in the Weyburn Unit to 2.26%.

•                  Stillwater revenues are expected to be in line with 2011 with Stillwater Mining Company (“Stillwater”) announcing 2012 production guidance to be consistent with 2011 levels.

•                  The Company expects to be paid 11,250 ounces of gold in 2012 from its Gold Quarry royalty based on the minimum royalty provision.

•                  The Tasiast royalty, operated by Kinross Gold Corporation (“Kinross”), began royalty payments in the third quarter of 2011. Kinross has completed the first expansion phase at Tasiast and the Company expects to earn higher revenues from Tasiast as it will be paid for a full year of production in 2012 with production announced by Kinross expected to be approximately 200,000 ounces. The royalty is a 2% NSR which covers all of the tenements encompassing the operation.

•                  The Company will also benefit from new sources of revenue from recent acquisitions, such as Timmins West, Edikan and Canadian Malartic (see Business Developments section below); and organic growth from existing assets as projects move into production, such as Garden Well, or thresholds are surpassed, such as the Musselwhite, Macassa and Hemlo net profit interests (“NPIs”).

The Company’s 2012 revenue guidance is based on gross revenue and is before the payment of $400 per gold equivalent ounce paid by the Company for each ounce under any of its stream agreements. Included in the 2012 revenue guidance are stream ounces for the Palmarejo and Gold Wheaton assets which are estimated collectively to be 110,000 to 130,000 gold equivalent ounces. Revenue guidance is prepared based on the assumption of the continued steady state of operations from its other assets, not identified above.  The Company continues to expect approximately 90% of 2012 revenue will be generated from precious metal assets.

Business Developments

a)             Timmins West Royalty and Equity Investment

On March 8, 2012, the Company acquired a 2.25% NSR royalty from Lake Shore Gold Corp. (“Lake Shore”) on the Timmins West Complex located in Ontario for $35.0 million in cash. In addition, the Company acquired 10,050,591 common shares of Lake Shore for C$15.0 million.

b)             Weyburn Unit

On February 23, 2012, the Company acquired an additional 1.15% Weyburn Unit working interest, increasing its total working interest in the Weyburn Unit to approximately 2.26% for C$55.0 million.

c)              Lumina Royalty Corp.

On December 1, 2011, Franco-Nevada acquired Lumina Royalty Corp. (“Lumina”) by way of a court approved plan of arrangement pursuant to which Franco-Nevada acquired all of the outstanding common shares of Lumina. The purchase price was $64.4 million payable in Franco-Nevada common shares and 2017 Warrants. Under the agreement, Lumina shareholders received 0.03487 Franco-Nevada common shares and 0.01917 2017 Warrants for each Lumina common share held.  Franco-Nevada issued 1,383,850 common shares and 760,769 2017 Warrants to Lumina shareholders upon closing of the transaction.

Lumina holds the following royalty interests:

•                  a 1.5% net smelter return (“NSR”) royalty on Teck Resources Ltd.’s Relincho copper/molybdenum project located in Region III, Chile;

•                  a 1.08% NSR royalty on Lumina Copper Corp.’s Taca Taca copper/gold/molybdenum project located in Salta Province, Argentina;

•                  a fixed rate copper royalty and a 1.5% NSR royalty on Coro Mining Corp.’s San Jorge copper/gold/molybdenum project located in Mendoza Province, Argentina; and

•                  a 2% NSR royalty on open pit mining and a 1% NSR royalty on underground mining on a portion of Los Andes Copper Limited’s Vizcachitas copper/molybdenum project located in Region V, Chile.

d)             Equity Offering

On November 30, 2011, the Company completed a bought deal with a syndicate of underwriters for 9,200,000 common shares at C$42.50 per common share which included an overallotment of 1,200,000 common shares. The net proceeds to the Company were $367.4 million after deducting underwriters’ commission and offering expenses of $16.0 million.

e)              New York Stock Exchange (“NYSE”) Listing

On September 8, 2011, the Company’s common shares began trading on the NYSE under the symbol “FNV”.

f)               Phoenix Gold Royalty

On August 31, 2011, the Company acquired a 2.0% NSR royalty payable on part of Rubicon Minerals Corporation’s (“Rubicon”) Phoenix gold project in Red Lake, Ontario lying primarily beneath the waters of Red Lake.  Rubicon has the option to repurchase a 0.5% NSR royalty from the Company. The purchase price was approximately $23.7 million payable by the issuance of 550,000 common shares of the Company.

g)             Canadian Malartic Royalty

On July 12, 2011, the Company acquired a 1.5% gross overriding metal royalty encompassing seven mining claims which comprise a portion of Osisko Mining Corporation’s Canadian Malartic project. The purchase price was C$9.7 million payable by the issuance of 267,000 common shares of the Company.

h)             Edikan Royalty (formerly the Central Ashanti Gold Project)

On June 30, 2011, the Company acquired an effective 1.5% NSR royalty on all production from the Ayanfuri concession in Ghana for $35 million in cash.

All of the above mentioned acquisitions are classified as asset acquisitions under IFRS.

i)                Credit Facility

On June 29, 2011, the Company terminated its credit facility and replaced it with a new $175 million credit facility expiring in June 2014.  The new credit facility is unsecured and provides increased flexibility for the Company, removes costly administrative requirements and is expected to result in lower ongoing costs.

j)                    Dividend Policy

On March 25, 2011, the Board of Directors of the Company approved a plan to increase the monthly dividend to $0.04 per share effective July 2011. The Company’s annual dividend payments have increased from $0.22 per share in 2008 to $0.48 per share, on an annualized basis, an increase of approximately 118%. Shareholders can elect to receive their dividends in Canadian or US dollars.

k)         Quadra FNX

On January 5, 2011, Franco-Nevada acquired 56,464,126 common shares of Gold Wheaton from Quadra FNX, representing approximately 34.5% of Gold Wheaton’s outstanding common shares, for C$4.65 per share in cash. The Company topped up Quadra FNX’s total consideration to C$5.20 per share in cash on March 21, 2011, which was the same consideration received by Gold Wheaton shareholders.

l)  Gold Wheaton Acquisition

On March 14, 2011, the Company and Gold Wheaton completed a plan of arrangement pursuant to which Franco-Nevada acquired all of the issued and outstanding shares of Gold Wheaton that it did not already own and Gold Wheaton amalgamated with a wholly-owned subsidiary of the Company to form Franco-Nevada GLW Holdings Corp.

The Company issued 11,654,127 common shares and paid C$259.5 million in cash to shareholders of Gold Wheaton upon closing. In addition, the Company reserved for issuance an additional 6,857,448 common shares for the exercise of outstanding Gold Wheaton warrants and stock options.

On December 31, 2010, the Company acquired 10% secured notes of Gold Wheaton (the “Senior Secured Notes”) from third parties with an aggregate face value of C$100 million. The Senior Secured Notes were purchased for C$110 million plus accrued interest. The purchase price was equal to the price at which the holder of the note had the right to call the notes in the event of a change of control of Gold Wheaton. Notes with a face value of C$7 million remained outstanding to third parties following the closing of the acquisition of Gold Wheaton and were repaid on March 20, 2011.

The Gold Wheaton acquisition was accounted for as a business combination with the final estimate of fair value as follows:

Purchase Price (in millions of US dollars):
Cash consideration, including Quadra FNX block and Senior Secured Notes	$677.7
Common shares issued	402.5
Warrants	28.6
Options	11.9
Original cost of common shares held in Gold Wheaton	9.6
Mark-to-market gain on common shares held in Gold Wheaton	11.0
$1,141.3

Net assets acquired:
Cash and cash equivalents	$190.9
Short-term investments	49.1
Receivables	48.4
Prepaid and other	2.7
Mineral interests	874.4
Note receivable	15.2
Investments	23.6
Accounts payable and accrued liabilities	(18.0)
Long-term liabilities	(7.9)
Deferred income taxes	(37.1)
$1,141.3

In determining fair value estimates, the Company retained SRK Consulting (US), Inc. (“SRK”) to conduct an independent valuation on Gold Wheaton’s stream interests. SRK used an income approach to valuing the stream assets which incorporated public information from the operators, consensus commodity pricing assumptions, and SRK and management’s best estimates and judgments related to resource conversion and NAV multiplier assumptions. For Gold Wheaton’s other assets and liabilities, the fair values were estimated from a combination of quoted prices, a review of carrying values and management’s best estimate.

During the year ended December 31, 2011, the Company recorded a gain on acquisition of Gold Wheaton of $5.7 million which included $13.5 million in mark-to-market gains on the common shares held in Gold Wheaton prior to the acquisition, including the shares acquired from Quadra FNX. The mark-to-market gains were offset by transaction costs of $7.8 million.

m) Adoption of IFRS

The Company adopted IFRS effective January 1, 2011. The financial results discussed in this MD&A were prepared in accordance with IFRS, including relevant prior year comparative amounts.  Under IFRS, certain deferred tax balances, which arose from previous asset acquisitions, are removed from the carrying value of the related asset. As a result, the conversion to IFRS resulted in lower depletion expense on these assets going forward on an annual basis.  In addition, the Company changed its accounting policy with respect to its Palmarejo and Hislop interests which eliminated the fair value changes that were being included in revenue in the statement of income under Canadian GAAP. Palmarejo and Hislop are accounted for under the historical cost method under IFRS and are depleted on a units-of-production basis as is consistent with the Company’s other royalty and stream assets. For a discussion of our significant accounting policies, refer to note 2 of the Company’s annual consolidated financial statements for the year ended December 31, 2011.

Non-IFRS Financial Measures — EBITDA, Adjusted EBITDA and Adjusted Net Income

With the transition to IFRS and the associated changes to the Company’s accounting policies, management has reviewed its previous non-GAAP financial metrics and determined that some of them no longer apply, specifically Royalty Revenue and Free Cash Flow, as the accounting for the Palmarejo and Hislop interests by the Company has changed significantly under IFRS.

EBITDA

EBITDA is a non-IFRS financial measure, which excludes the following from net income (loss):

•                  Income tax expense;

•                  Finance costs;

•                  Finance income; and

•                  Depletion and depreciation.

Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to (i) fund working capital needs; (ii) service working interest capital requirements; (iii) fund acquisitions; and (iv) fund dividend payments. Management uses EBITDA for this purpose. EBITDA is frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor of an “EBITDA multiple” that is based on observed or an inferred relationship between EBITDA and market valuations to determine the approximate total enterprise value of a company.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net income (loss):

•                  Income tax expense;

•                  Finance costs;

•                  Finance income;

•                  Foreign exchange gains and losses;

•                  Gains and losses on the sale of investments;

•                  Income and losses from equity investees;

•                  Impairment charges related to royalty, stream and working interests and investments; and

•                  Depletion and depreciation.

Management uses Adjusted EBITDA to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income (loss) in this measure include items that are both recurring and non-recurring, management believes that Adjusted EBITDA is a useful measure of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results.

Adjusted Net Income

Adjusted Net Income is a non-IFRS financial measure, which excludes the following from net income (loss):

•                  Foreign exchange gains and losses;

•                  Gains and losses on the sale of investments;

•                  Impairment charges related to royalty, stream, working interests and investments;

•                  Unusual non-recurring items; and

•                  Impact of income taxes on these items.

Management uses Adjusted Net Income to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted Net Income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income (loss) in this measure include items that are both recurring and non-recurring, management believes that Adjusted Net Income is a useful measure of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results.

As noted, the Company uses these measures for its own internal purposes. Management’s internal budgets and forecasts do not reflect potential impairment charges, fair value changes or foreign currency translation gains or losses. Consequently, the presentation of these non-IFRS financial measures enables investors and analysts to better understand the underlying operating performance of our business through the eyes of management. Management periodically evaluates the components of these non-IFRS financial measures based on an internal assessment of performance metrics that it believes are useful for evaluating the operating performance of our business segments and a review of the non-IFRS measures used by analysts and other royalty/stream companies.

EBITDA, Adjusted EBITDA and Adjusted Net Income are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, Adjusted EBITDA and Adjusted Net Income differently.

(See “Non-IFRS Financial Measures - Reconciliation” for additional information).

Selected Financial Information

Selected annual financial information derived from the Company’s financial statements is set out below:

	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
(Expressed in millions of US dollars, except per share amount)	(Prepared in accordance with IFRS)		(Prepared in accordance with Canadian GAAP)
Statement of Operations and Other Comprehensive Income (Loss)
Revenue	$411.2	$227.2	$199.7
Depletion and depreciation	130.6	88.6	88.9
Operating income	28.0	85.8	87.1
Net income (loss)	(6.8)	62.7	80.9
Basic earnings (loss) per share	$(0.05)	$0.55	$0.76
Diluted earnings (loss) per share	$(0.05)	$0.55	$0.75
Dividends declared per share	$0.44	$0.37	$0.25

Statement of Cash flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities	$271.1	$145.3	$128.6

	December 31, 2011	December 31, 2010	January 1, 2010
	Prepared in accordance with IFRS
Balance Sheet
Cash and cash equivalents	$794.1	$413.9	$122.6
Short-term investments	16.7	133.8	377.5
Total assets	2,901.0	2,007.0	1,840.9
Deferred income tax liabilities	23.5	—	—
Total shareholders’ equity	2,834.2	1,980.6	1,831.4

Working capital	851.1	572.7	518.6
Debt	Nil	Nil	Nil

Selected quarterly financial information derived from the Company’s financial statements is set out below:

(Expressed in millions	Prepared in accordance with IFRS
of US dollars, except per share amounts)	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Revenue	$118.5	$113.3	$106.3	$73.1	$74.9	$55.0	$50.3	$47.0
Cost and expenses	226.2	55.8	61.1	40.2	46.2	31.7	34.0	29.5
Operating income (loss)	(107.7)	57.5	45.3	32.9	28.8	23.3	16.3	17.4
Other income (expenses)	6.8	6.1	0.8	(2.6)	(3.4)	(6.4)	18.3	8.0
Income tax expense	4.5	19.5	12.8	9.1	8.1	8.7	12.2	10.4
Net Income (Loss)	(105.4)	44.1	33.3	21.2	17.2	8.1	22.3	15.0

Basic earnings (loss) per share	$(0.80)	$0.35	$0.27	$0.18	$0.15	$0.07	$0.20	$0.13
Diluted earnings (loss) per share	$(0.80)	$0.34	$0.26	$0.18	$0.15	$0.07	$0.19	$0.13

Adjusted EBITDA(1)	$94.2	$92.2	$82.6	$58.4	$61.1	$43.0	$39.0	$36.7
Adjusted EBITDA(1) per share	0.72	0.73	0.65	0.50	0.53	0.38	0.34	0.32
Adjusted Net Income(2)	40.8	39.8	33.2	22.1	23.4	13.8	6.7	8.3
Adjusted Net Income(2) per share	$0.31	$0.31	$0.26	$0.19	$0.20	$0.12	$0.06	$0.07

(1)                                  Adjusted EBITDA is defined by the Company as net income (loss) excluding income tax expense, finance income and costs, foreign exchange gains/losses, gains/losses on the sale of investments, income/losses from equity investments, depletion and depreciation and impairment charges related to royalties, streams, working interests and investments.

(2)                                  Adjusted Net Income is defined by the Company as net income (loss) excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items.

Financial Performance

Net Income (Loss)

Q4 2011 to Q4 2010

Net loss for the three months ended December 31, 2011 was $105.4 million, or $0.80 per share, compared with net income of $17.2 million, or $0.15 per share, for the three months ended December 31, 2010.

Net Income (Loss) Reconciliation — Q4 2010 to Q4 2011

(Expressed in millions of US dollars)

2011 to 2010

Net loss for the year ended December 31, 2011 was $6.8 million, or $0.05 per share, compared with net income of $62.7 million, or $0.55 per share, for the year ended December 31, 2010.  The net loss for both the quarter and year is largely attributable to impairment charges recorded in the fourth quarter of 2011 on the Company’s Ezulwini and Podolsky stream interests as well as impairment charges on certain investments held by the Company.

Net Income (Loss) Reconciliation — Year 2010 to Year 2011

(Expressed in millions of US dollars)

62.7
184.0
7.7
147.1
42.0
33.8
16.0
11.7
6.4
4.2
(6.8)
Net Income - 2010
Revenue
Foreign exchange
Impairment on royalties/streams
Depletion and depreciation
Cost of sales
Impairment on investments
Gain on sale of investments
Income tax expense
Other (net)
Net loss - 2011

Revenue

Q4 2011 to Q4 2010

Revenue for the three months ended December 31, 2011 was $118.5 million compared to $74.9 million for the three months ended December 31, 2010, an increase of 58%.

Quarterly Revenue by Commodity

(In accordance with IFRS accounting policies)

With the transition to IFRS, the Company has revised its method for accounting for its stream assets. Revenue earned in the period is recorded prior to the per ounce deduction as outlined in the stream contracts. The per ounce cost for each ounce received has been included in cost of sales within costs and expenses on the statement of income (loss) and comprehensive income (loss). The impact of this accounting policy is an increase to revenues with a corresponding increase to cost of sales. In addition, as part of the adoption of IFRS, the Company adopted an accounting policy with respect to the royalty and stream interests wrelated to minimum payment provisions contained in the underlying contracts. Under IFRS, these minimum provisions within these current contracts are recorded at historical cost and depleted on a units-of-production basis. The impact of this accounting policy choice is the elimination of fair value fluctuations from revenue.

Gold revenue for the three months ended December 31, 2011 totaled $95.0 million compared to $61.9 million for the fourth quarter of 2010.  The largest contributors came from Palmarejo, MWS, Goldstrike, Ezulwini, Gold Quarry and Musselwhite, which together accounted for 71 % of gold revenue for the three months ended December 31, 2011.  Gold revenue from the Gold Wheaton streams totaled $22.6 million which represented 24% of gold revenue for the quarter.  Revenue in the quarter from Palmarejo increased over the comparable period in 2010 due to higher production and higher average gold prices. For Gold Quarry, revenue was lower in the fourth quarter of 2011 when compared to 2010 due to a change in recognizing the minimum ounces in 2011.  In 2011, the Company recognized a portion of the minimum ounces over the year whereas in prior years the Company recognized the true-up to the minimum ounces in the fourth quarter. Musselwhite began generating revenue from the NPI in the fourth quarter of 2011 and is expected to continue into future periods. Growth in revenue was also attributable to organic growth with certain development assets commencing or ramping up production, and therefore royalty payments, within the past year. These include Holt, Tasiast, Hemlo and Duketon. Growth in revenue was also attributable to acquisitions completed during the year which included Edikan and Canadian Malartic.

PGM revenue totaled $14.3 million for the three months ended December 31, 2011 compared to $4.3 million in the fourth quarter of 2010.  The large increase is attributable to the addition of the Gold Wheaton streams which generated $10.1 million in revenue in the quarter.

Oil & gas revenues totaled $8.4 million (or 7% of revenue) for the three months ended December 31, 2011 and other mineral revenue totaled $0.1 million (or <1% of revenue) for the same period.

Dividend income from equity investments classified as “available-for-sale” was $0.03 million and $0.03 million for the three months ended December 31, 2011 and 2010, respectively.

Revenue Reconciliation — Q4 2010 to Q4 2011

(Expressed in millions of US dollars)

Revenue Composition

Q4 2010 & 2011

$74.9 million	$118.5 million

The charts below indicate the components of revenue for the three months ended December 31, 2011 and 2010, by type of interest, and highlight the sensitivity of the Company’s revenue to changes in the prices of the underlying commodities.

Revenue Components

Q4 2010 & 2011

2011 to 2010

Revenue for the year ended December 31, 2011 was $411.2 million compared to $227.2 million for the year ended December 31, 2010, an increase of 81%.

Gold revenue totaled $306.6 million for the year ended December 31, 2011 compared to $172.4 million for the year ended December 31, 2010.  The largest contributors were Palmarejo, Goldstrike (NSR & NPI), MWS, Ezulwini, Gold Quarry and Marigold which accounted for 77% of the gold revenue for 2011.  For the year ended December 31, 2011, the Company recognized $73.8 million in gold revenue from the five Gold Wheaton streams it acquired in March 2011, representing 24% of total gold revenue.  The increase in gold revenue was attributable to: (i) Palmarejo due to higher production and average gold prices; (ii) Gold Wheaton assets acquired in March 2011; (iii) Musselwhite due to the NPI reaching payout; and (iv) the Golden Highway assets which include St. Andrew Goldfields’ Hislop, Holloway and Holt mines, all due to higher production and average gold prices.

In 2011, several assets moved into or increased production or surpassed certain thresholds that triggered the start of royalty payments. These include Musselwhite, Tasiast, Duketon and Holt. Recent acquisitions, such as Edikan and Canadian Malartic, also made contributions to 2011 revenue.

PGM revenue totaled $63.9 million for the year ended December 31, 2011 compared to $14.1 million for the year ended December 31, 2010, an increase of 353%.  The large increase is not only attributable to the addition of the Gold Wheaton streams which generated $40.4 million in revenue in 2011 but also Stillwater which saw a 77% increase in revenue over 2010 due to higher production and higher average PGM prices. PGM revenue has surpassed oil & gas revenue as the Company’s second largest commodity revenue source.

Oil & gas revenues totaled $34.9 million (or 8% of total revenue) for the year ended December 31, 2011 and other mineral revenue totaled $5.6 million (or 1% of total revenue) for the same period. Oil & gas revenues have decreased compared to 2010 due to a one-time royalty audit findings adjustment of approximately $3 million, which was recorded in 2010.

Dividend income from equity investments classified as “available-for-sale” was $0.1 million and $0.2 million for the year ended December 31, 2011 and 2010, respectively.

Revenue Reconciliation — 2010 to 2011

(Expressed in millions of US dollars)

Revenue Composition

2010 & 2011

$227.2 million	$411.2 million

The charts below indicate the components of revenue for the years ended December 31, 2011 and 2010, by type of interest, and highlight the sensitivity of the Company’s revenue to changes in the prices of the underlying commodities.

Revenue Components

2010 & 2011

$227.2 million	$411.2 million

Revenue for the year ended December 31, 2011 was earned 91% from precious metals (75% - gold and 16% - PGMs), 8% from oil & gas (6% - oil and 2% - gas) and 1% from other minerals. This compares to 82% from precious metals (76% - gold and 6% - PGMs), 16% from oil & gas (14% - oil and 2% - gas) and 2% from other assets in 2010.  The significant increase in precious metals is due to the acquisition of Gold Wheaton which has increased the Company’s exposure to precious metals through the five streams acquired.  In addition, there were several royalties which began to generate revenue as production commenced in late 2011, as described above.

Revenue for the three and twelve months ended December 31, 2011 and 2010, respectively, was comprised of the following:

(expressed in millions of US dollars)

Property	Operator	Interest	Three Months Ended December 31, 2011	Three Months Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2010
Gold - United States
Goldstrike	Barrick Gold Corporation	NSR/NPI 2-4%/2.4-6%	$9.0	$13.1	$45.0	$49.2
Gold Quarry	Newmont Mining Corporation	NSR 7.29%	5.8	16.4	17.9	20.4
Marigold	Goldcorp Inc./Barrick	NSR/GR 1.75-5%/0.5-4%	3.5	3.0	10.3	9.1
Bald Mountain	Barrick Gold Corporation	NSR/GR 0.875-5%	1.9	0.7	3.9	1.6
Mesquite	New Gold Inc.	NSR 0.5-2%	1.2	1.4	4.8	4.2
Hollister	Great Basin Gold Limited	NSR 3-5%	1.1	0.5	5.0	1.1
Other			0.1	0.9	0.4	1.5
Gold - Canada
Sudbury	Quadra FNX Mining Ltd.	Stream 50%	4.0	—	14.3	—
Golden Highway	St Andrew Goldfields Ltd.	NSR 2-15%	3.8	1.8	10.8	6.3
Musselwhite	Goldcorp Inc.	NPI 5%	5.1	—	5.1	—
Hemlo	Barrick Gold Corporation	NSR/NPI 3%/50%	0.5	—	1.4	0.1
Other			1.0	0.8	1.0	0.8
Gold - Australia
Henty	Unity Mining Limited	GR 1/10%	1.7	1.0	4.5	2.4
Duketon	Regis Resources Ltd.	NSR 2%	1.0	0.6	3.1	0.6
South Kalgoorlie	Alacer Gold Corp.	NSR/GR 1.75%	0.2	0.3	0.9	1.0
Bronzewing	Navigator Resources Limited	NSR 2%	0.2	0.3	0.9	0.6
Other			—	0.2	0.1	0.4
Gold - International
Palmarejo	Coeur d’Alene Mines Corporation	Stream 50%	29.2	18.7	101.9	66.1
MWS	First Uranium Corporation	Stream 25%	10.5	—	32.3	—
Ezulwini	First Uranium Corporation	Stream 7%	8.1	—	27.3	—
Tasiast	Kinross Gold Corporation	NSR 2%	1.3	—	2.8	—
Cerro San Pedro	New Gold Inc.	GR 1.95%	1.4	1.4	5.9	3.8
Edikan	Perseus Mining Limited	NSR 1.5-3%	1.5	—	1.5	—
North Lanut	PT Bara Kutai Energi	NSR 4%	0.8	0.7	2.8	2.3
Other			2.0	—	3.1	1.0
			95.0	61.9	306.6	172.5
PGMs
Stillwater	Stillwater Mining Company	NSR 5%	3.9	3.9	23.1	13.1
Sudbury	Quadra FNX Mining Ltd.	Stream 50%	10.1	—	40.4	—
Pandora	Angloplat/Lonmin plc	NPI 5%	0.4	0.5	0.4	1.0
			14.3	4.3	63.9	14.1
Other Minerals
Mt. Keith	BHP Billiton Limited	NPI/GR 0.25%/0.375%	0.5	1.1	3.8	3.1
Commodore	Millmerran Operating Company	Other	—	—	—	(0.1)
Robinson	Quadra FNX Mining Ltd.	NSR/Other 0.225%	0.1	0.2	0.8	0.7
Lounge Lizard	Kagara Ltd.	GR 2%	0.1	0.1	0.5	0.2
Eagle Picher	EP Minerals, LLC	Other	0.1	0.1	0.4	0.4
Kasese	Blue Earth Refineries Inc.	Other	—	0.1	0.1	0.3
			0.8	1.6	5.6	4.6
Oil and Gas
Weyburn Unit	Cenovus Energy Inc.	ORR 0.44%, WI 1.11%	3.2	2.2	12.3	10.4
Midale Unit	Apache Canada Ltd.	ORR 1.18%, WI 1.59%	1.0	0.8	4.1	3.6
Edson	Canadian Natural Resources	ORR 15%	1.7	1.8	7.7	12.1
Other	Various	Various	2.5	2.2	10.8	9.7
			8.4	7.0	34.9	35.8

Royalty, Stream and Working Interest Revenue			$118.5	$74.9	$411.1	$227.0

Other Revenue
Dividends and other	—		—	—	0.1	0.2

Revenue			$118.5	$74.9	$411.2	$227.2

Revenue continues to be earned from royalty and stream interests in lower risk countries with 83% of revenue being generated from assets located in North America and Australia in 2011.

Revenue by Country

2011

Costs and Expenses

Q4 2011 to Q4 2010

Costs and expenses for the three months ended December 31, 2011 were $226.2 million compared to $46.2 million in the three months ended December 31, 2010. The following table provides a list of the costs and expenses incurred by the Company for the three months ended December 31, 2011 and 2010.

	Three months ended December 31,
			Variance
(In millions of US dollars)	2011	2010	$
Cost of sales	$17.4	$8.2	9.2
Depletion and depreciation	33.2	26.8	6.4
Corporate administration	5.6	4.6	1.0
Business development	1.3	1.0	0.3
Impairment of royalty and stream interests	151.2	4.1	147.1
Impairment of investments	17.5	1.5	16.0
	$226.2	$46.2	180.0

Cost of sales, which comprise the cost of gold equivalent ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $17.4 million for the three months ended December 31, 2011 compared with $8.2 million for the three months ended December 31,

2010. The increase of $9.2 million is attributable to (i) higher cost of stream sales of $9.5 million due to the addition of five stream contracts from the Gold Wheaton acquisition; and (ii) higher production taxes of $0.3 million on our oil & gas assets; partially offset by lower net proceeds taxes of $0.6 million in Nevada due to decreased revenues earned from the Goldstrike NPI in the fourth quarter of 2011 compared with the same period in 2010.

Depletion and depreciation totaled $33.2 million for the three months ended December 31, 2011.  For the three months ended December 31, 2010, depletion and depreciation was $26.8 million.  The increase in depletion of $6.4 million is primarily due to depletion on the stream interests acquired as part of the Gold Wheaton acquisition ($12.1 million) and higher depletion on Palmarejo ($2.1 million) due to higher production levels; partially offset by lower depletion on Gold Quarry ($4.7 million) due to the change to accruing the minimum provision throughout 2011 compared with a fourth quarter true-up in 2010 and Goldstrike ($3.4 million) due to lower production.

Depletion Reconciliation — Q4 2010 to Q4 2011

(Expressed in millions of US dollars)

Corporate administration increased to $5.6 million for the fourth quarter of 2011 from $4.6 million for the same period of the prior year. The increase is due to higher salaries of $0.8 million, legal, tax and other advisory fees of $0.3 million, filing fees related to the listing of the Company’s common shares on NYSE of $0.3 million, and office costs of $0.5 million due to additional administrative costs associated with the Gold Wheaton acquisition, partially offset by lower stock-based compensation in 2011 of $0.9 million.

Business development expenses were $1.3 million and $1.0 million for the three months ended December 31, 2011 and 2010, respectively. Timing of incurring these costs will vary depending upon the timing and level of activity of the business development team on completing transactions.

Impairment of royalty and stream interests were $151.2 million for the three months ended December 31, 2011. The impairment charges were the result of an impairment analysis completed at the end of 2011 due to the presence of impairment indicators on the Company’s Ezulwini and Podolsky stream assets. The Company recorded an impairment of $84.0 million on Ezulwini, $68.4 million on Podolsky and $0.7 million on certain exploration assets.

For the three months ended December 31, 2010, the Company recorded $4.1 million in impairment charges related to exploration assets which were due to the expiry and/or relinquishment of certain exploration licenses and/or ground which were covered by some of the Company’s royalties. The impairments related to exploration assets that were located in Australia, the United States and Canada and were the result of actions taken by the operators of the exploration properties.

The Company determined that indications of impairment were evident following the announcement by Quadra FNX that it would cease mining at Podolsky by the end of 2012. Quadra FNX announced it would put Podolsky on care and maintenance and would be evaluating the various mining methods for the Grey Gabbro Deposit. The Company completed an impairment assessment and determined that the fair value less costs to sell of its stream interest was lower than the carrying value, prior to taking an impairment charge. A discounted cash flow model was used in determining fair value which took into consideration the historical production profile of the Podolsky mine, current consensus prices for gold for 2012 through 2016 ranging from $1,725 per ounce to $1,300 per ounce over that period, a discount rate of 5%, taking into account industry standards for evaluating gold assets and the risk associated with Podolsky, and an estimate of the time frame within which mining would re-commence to access the Grey Gabbro ore. In addition, the Company used a net asset value (“NAV”) multiple in determining fair value less costs to sell as public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV. Since a market participant would generally apply a NAV multiple when estimating fair value of a gold mining asset, the Company included a NAV multiple of 1.1 in its impairment analysis.

On February 15, 2012, FIU, the operator of Ezulwini, announced plans to restructure the Ezulwini operations which included cessation of uranium production and a reduction in 50% of its workforce. The Company determined that an indication of impairment was evident and completed an impairment assessment on its Ezulwini stream interest. The assessment used a discounted cash flow model incorporating long-term consensus gold prices 2016 ranging from $1,725 per ounce to $1,300 per ounce over that period, a discount rate of 8%, which took into account industry standards for evaluating gold assets and the risk associated with the Ezulwini deposit, estimate of future production rates and grades based on the historical production profile and a NAV multiple of 1.15.

The impairment analysis resulted in an impairment charge of $84.0 million on Ezulwini and $68.4 million on Podolsky.

Key assumptions and sensitivity

The key assumptions used in determining the fair value less costs to sell for Podolsky and Ezulwini are long-term commodity prices, discount rates and NAV multiples. The Company performed a sensitivity analysis on all key assumptions and determined that, other than those disclosed below, no reasonable possible change in any of the key assumptions would cause the carrying value to exceed its recoverable amount.

The table below shows the impairment amounts when certain key assumptions are increased, in isolation, by 10%.

Key assumptions	Ezulwini	Podolsky
Impairment recorded in statement of income (loss)	$84.0	$68.4
Impairment if 10% increase, in isolation, of any of key assumptions:
Long-term commodity prices	73.0	44.2
Discount rate	99.1	68.8
NAV multiple	76.3	67.4

Impairment of investments were $17.5 million in the fourth quarter of 2011 due to certain investments which have experienced a significant or prolonged decline in fair value (2010 - $1.5 million). These investments had been acquired through the acquisition of Gold Wheaton (as described in the Business Developments section above) or purchased on the open market.

2011 to 2010

Costs and expenses for the year ended December 31, 2011 were $383.2 million compared with $141.4 million for the year ended December 31, 2010. The following table provides a list of all costs and expenses incurred by the Company for the year ended December 31, 2011 and 2010.

	Year ended December 31,
			Variance
(In millions of US dollars)	2011	2010	$
Cost of sales	$63.3	$29.5	33.8
Depletion and depreciation	130.6	88.6	42.0
Corporate administration	18.0	15.2	2.8
Business development	2.6	2.5	0.1
Impairment of royalty and stream interests	151.2	4.1	147.1
Impairment of investments	17.5	1.5	16.0
	$383.2	$141.4	241.8

Cost of sales, which comprise the cost of gold equivalent ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $63.3 million for the year ended December 31, 2011 compared with $29.5 million for the year ended December 31, 2010. The increase of $33.8 million is attributable to (i) higher cost of stream sales of $31.9 million with the addition of five stream contracts from the Gold Wheaton acquisition and higher production ounces from Palmarejo; (ii) higher production taxes and operating costs on our oil & gas assets of $1.1 million;  and (iii) higher net proceeds taxes of $0.2 million in Nevada and $0.6 million in Montana due to increased revenues earned from the Goldstrike NSR and Stillwater in the 2011 year when compared with 2010.

Depletion and depreciation totaled $130.6 million for the year ended December 31, 2011.  For the year ended December 31, 2010, depletion and depreciation was $88.6 million.  The increase in depletion of $42.0 million is primarily due to depletion on the stream interests acquired as part of the Gold Wheaton acquisition ($46.6 million), higher depletion on Palmarejo ($8.4 million) and Stillwater ($3.5 million) due to higher production levels; partially offset by lower depletion on Goldstrike ($10.5 million), oil & gas ($4.7 million), North Lanut ($1.7 million) and Gold Quarry ($1.5 million), all due to lower production and revenues earned during 2011.

Depletion Reconciliation — 2010 to 2011

(Expressed in millions of US dollars)

Corporate administration increased to $18.0 million in 2011 from $15.2 million for 2010.  The increase is due to higher legal, tax and other advisory fees of $1.3 million related to the acquisition of Gold Wheaton, the NYSE listing and other corporate initiatives, office costs of $1.0 million due to additional administrative costs associated with the Gold Wheaton acquisition, salaries and benefits of $0.6 million due to an increase in the number of employees in 2011 (and a full year expense for employees that joined the Company in 2010), higher filing fees of $0.6 million related to the Company’s TSX and NYSE listings; partially offset by lower capital taxes of $0.7 million which were eliminated in July 2010.

Business development expenses were $2.6 million and $2.5 million for the year ended December 31, 2011 and 2010, respectively.

Impairments charges of $151.2 million and $17.5 million were recorded on royalty/stream assets and investments, respectively, in 2011. For 2010, the Company recorded $4.1 million and $1.5 million of impairment charges on royalty assets and investments.  See explanation of impairment on royalty and stream interests and investments in Q4 2011 to Q4 2010 section above.

Non-IFRS Financial Measures — Reconciliation

EBITDA, Adjusted EBITDA and Adjusted Net Income are non-IFRS financial measures which management believes are valuable indicators of the Company’s ability to generate liquidity from operating cash-flows to fund future acquisitions and dividends.

(See Non-IFRS Financial Measures — EBITDA, Adjusted EBITDA and Adjusted Net Income above for definitions).

For the quarter ended December 31, 2011, EBITDA was a loss of $68.9 million, or $0.52 per share, compared with a gain of $51.7 million, or $0.45 per share, for the fourth quarter of the prior year. For the year ended December 31, 2011, EBITDA was $167.7 million, or $1.34 per share, compared with $189.2 million, or $1.66 per share, for the prior year.

For the three months ended December 31, 2011, Adjusted EBITDA was $94.2 million, or $0.72 per share, compared with $61.1 million, or $0.53 per share, for the three months ended December 31, 2010.  For the year ended December 31, 2011, Adjusted EBITDA was $327.3 million, or $2.61 per share, compared with $180.0 million, or $1.58 per share, for the year ended December 31, 2010.

For the three months ended December 31, 2011, Adjusted Net Income was $40.8 million, or $0.31 per share, compared with $23.4 million, or $0.20 per share, for the three months ended December 31, 2010. For the year ended December 31, 2011, Adjusted Net Income was $136.0 million, or $1.08 per share, compared with $52.1 million, or $0.46 per share, for the year ended December 31, 2010.

Below are reconciliations of Net Income to EBITDA, Net Income to Adjusted EBITDA and Net Income to Adjusted Net Income and the calculations of per share amounts for the three and twelve months ended December 31, 2011 and 2010, respectively:

	Three months ended December 31,		Year ended December 31,
(Expressed in millions except per share amounts)	2011	2010	2011	2010
Net Income (Loss)	$(105.4)	$17.2	$(6.8)	$62.7
Income tax expense	4.5	8.1	45.9	39.5
Finance costs	0.2	0.6	2.3	2.3
Finance income	(1.4)	(1.0)	(4.3)	(3.9)
Depletion and depreciation	33.2	26.8	130.6	88.6
EBITDA	$(68.9)	$51.7	$167.7	$189.2

Basic Weighted Average Shares Outstanding	131.3	114.1	125.4	114.0
EBITDA per share	$(0.52)	$0.45	$1.34	$1.66

Net Income (Loss)	$(105.4)	$17.2	$(6.8)	$62.7
Income tax expense	4.5	8.1	45.9	39.5
Finance costs	0.2	0.6	2.3	2.3
Finance income	(1.4)	(1.0)	(4.3)	(3.9)
Depletion and depreciation	33.2	26.8	130.6	88.6
Impairment on royalty/stream interests	151.2	4.1	151.2	4.1
Impairment on investments	17.5	1.5	17.5	1.5
Foreign exchange gains/losses and other expenses	(3.6)	4.8	3.1	10.8
Loss from equity investee	—	—	1.7	—
Gain on investments	(2.0)	(1.0)	(13.9)	(25.6)
Adjusted EBITDA	$94.2	$61.1	$327.3	$180.0
Adjusted EBITDA per share	$0.72	$0.53	$2.61	$1.58

Commodity
Gold	$76.1	$50.2	$238.1	$133.5
PGM	10.7	3.8	55.0	12.4
Oil & Gas	6.7	5.7	28.9	29.8
Other	0.7	1.4	5.3	4.3
Adjusted EBITDA	$94.2	$61.1	$327.3	$180.0

Geographic
US	$23.8	$35.4	$100.5	$88.8
Canada	26.2	8.1	86.3	36.5
International - Mexico	22.0	13.1	75.5	42.9
Australia	3.5	3.4	13.1	7.6
International - Other	18.7	1.1	51.9	4.3
Adjusted EBITDA	$94.2	$61.1	$327.3	$180.0

Revenue type
Revenue-based	$39.8	$37.7	$138.9	$98.0
Streams	43.4	11.8	151.8	39.4
Profit-based	8.6	9.8	27.9	33.6
Working interest	2.1	1.5	7.4	7.9
Other	0.3	0.3	1.3	1.1
Adjusted EBITDA	$94.2	$61.1	$327.3	$180.0

Net Income (Loss)	$(105.4)	$17.2	$(6.8)	$62.7
Foreign exchange (gain) loss and other expenses, net of income tax	(0.3)	3.1	2.9	7.4
Gain on acquisition of Gold Wheaton/sale of investments, net of income tax	(1.2)	(1.1)	(20.0)	(22.0)
Mark-to-market changes on derivative, net of income tax	(2.1)	—	—	(0.2)
Loss from equity investee, net of income tax	—	—	1.7	—
Impairment of stream/royalty interests, net of income tax	130.2	2.9	130.2	2.9
Impairment of investments, net of income tax	15.1	1.3	15.1	1.3
Transaction costs of Gold Wheaton, net of income tax	—	—	7.8	—
Foreign withholding taxes	4.5	—	4.5	—
Credit facility costs written off, net of income tax	—	—	0.6	—
Adjusted Net Income	$40.8	$23.4	$136.0	$52.1
Adjusted Net Income per share	$0.31	$0.20	$1.08	$0.46

Foreign exchange gains/losses and other expenses

These include foreign exchange movement related to investments in bonds and other debt securities, such as government and corporate bonds, treasury bills and inter-company loans, held in the parent Company, which are denominated in either US dollars or Mexican pesos. The parent Company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to the debt securities are recorded in net income as opposed to other comprehensive income (loss).

Foreign exchange gains and other expenses were $3.6 million in the fourth quarter of 2011 (2010 - $4.8 million) which was comprised of $1.9 million related to foreign exchange gains on debt securities (2010 - $0.5 million), $3.0 million related to the mark-to-market gains related to the conversion feature of a loan receivable held by Gold Wheaton (2010 - $Nil)

offset by $1.3 million in unrealized and realized foreign exchange losses on Canadian instruments held by Gold Wheaton and translation amounts (2010 - $4.5 million loss). Foreign exchange losses and other expenses were $3.1 million for the year ended December 31, 2011 (2010 - $10.8 million) which was comprised of $1.9 million related to foreign exchange gains on debt securities (2010 - $7.4 million) and $5.0 million related to the realized and unrealized foreign exchange losses on Canadian instruments held by Gold Wheaton and translation amounts (2010 - $18.2 million).

Gain on acquisition of Gold Wheaton and other investments

During the year ended December 31, 2011, the Company recorded a gain on the acquisition of Gold Wheaton of $5.7 million which consisted of mark-to-market gains of $13.5 million, offset by transaction costs of $7.8 million. The mark-to-market gains related to common shares of Gold Wheaton held by the Company prior to the Gold Wheaton acquisition on March 14, 2011.  Under IFRS, transaction costs associated with a business combination are expensed.

The Company recorded $1.7 million in losses related to the equity investment of Gold Wheaton from the period of January 5, 2011 to March 13, 2011 due to the acquisition of the Quadra FNX block which required equity investment accounting for the period January 5, 2011 to March 13, 2011.

In addition, the Company recorded a gain on the disposal of certain investments of $8.2 million during the year ended December 31, 2011 (2010 - $25.6 million).

Finance Costs

For the year ended December 31, 2011, finance income was $4.3 million (2010 - $3.9 million) which was earned on the Company’s cash equivalents and/or short-term investments.  For the year ended December 31, 2011, finance costs were $2.3 million (2010 - $2.3 million). Finance costs consist of the costs of maintaining the Company’s credit facility in addition to the amortization of the initial set up costs incurred with respect to the facility.  In the second quarter of 2011, the Company terminated its credit facility and replaced it with a new facility which is expected to reduce administrative costs and provide the Company with greater flexibility. In addition, finance costs for the year ended December 31, 2011 include debt issue costs of $0.9 million related to the terminated credit facility.

Income Taxes

For the quarter ended December 2011, the Company had an income tax expense of $4.5 million (2010 — $8.1 million). This is comprised of a current income tax expense of $18.8 million (2010 - $11.7 million) from the Company’s Canadian, US, Mexican and Australian entities and a deferred income tax recovery of $14.3 million (2010 - $3.6 million) related to the Company’s Mexican, Canadian and Australian entities. For the year ended December 31, 2011, the Company had an income tax expense of $45.9 million (2010 - $39.5 million) which was comprised of a current income tax expense of $51.0 million (2010 - $28.6 million) from the Company’s Canadian, US, Mexican and Australian entities and a net deferred income tax recovery of $5.1 million (2010 - $10.9 million expense) from the

Company’s Canadian, Mexican and Barbadian entities offset partially by deferred tax recoveries in its US entity.

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities was $74.8 million and $38.1 million for the three months ended December 31, 2011 and 2010, respectively. The increase is due to higher revenues earned in the fourth quarter of 2011 compared to the fourth quarter of 2010.

Cash provided by operating activities before changes in non-cash assets and liabilities was $271.1 million and $145.3 million for the years ended December 31, 2011 and 2010, respectively. The increase is due to the higher revenues generated in 2011 as discussed in the revenue section above.

Investing Activities

Net cash provided by investing activities during the three months ended December 31, 2011 was $19.4 million compared with $65.8 million for the three months ended December 31, 2010. The decrease is attributable to lower proceeds from selling of short—term investments due to the acquisition of Gold Wheaton earlier in 2011.  In addition, the Company acquired certain investments in the fourth quarter of 2011.

Net cash used in investing activities for the year ended December 31, 2011 was $225.3 million compared to net cash generated of $157.4 million in the year ended December 31, 2010.  The decrease is due to the acquisition of Gold Wheaton.

The Company invests its excess funds in various treasury bills of the US government, Canadian federal and provincial governments and high quality corporate bonds.  As at December 31, 2011, the investments had various maturities upon acquisition of between 26 and 98 days.  Accordingly, as at December 31, 2011, those investments with maturities of three months or less upon acquisition are classified as “cash and cash equivalents” and those with maturities greater than three months are classified as “short-term investments”.

Financing Activities

Net cash provided by financing activities was $352.5 million for the three months ended December 31, 2011 compared to net cash used of $7.2 million for the three months ended December 31, 2010. For the year ended December 31, 2011, net cash provided by financing activities was $323.7 million compared to net cash used of $30.1 million for the year ended December 31, 2010.  The Company completed a bought deal equity offering on November 30, 2011 which raised net proceeds of $367.4 million for the Company.

During the year ended December 31, 2011, the Company issued 11.7 million shares as part of the acquisition of Gold Wheaton, as described above in Business Developments, 9.2 million as part of the equity offering, 2.2 million shares as consideration for the acquisition of several royalty interests and 0.8 million shares upon the exercise of stock options, warrants and restricted share units.

Following the year end, 5,563,223 warrants were exercised for proceeds of $179.6 million and 169,337 warrants expired unexercised.

Cash Resources and Liquidity

Management’s objectives when managing the Company’s capital are to:

(a)         ensure that the Company maintains the level of capital necessary to meet requirements; and

(b)         provide shareholders with sustained growth in shareholder value by increasing shareholders’ equity.

As at December 31, 2011, the Company had cash, cash equivalents and short-term investments totaling $810.8 million (December 31, 2010 - $547.7 million; January 1, 2010 - $500.1 million).  In addition, the Company held available-for-sale investments at December 31, 2011 with a combined value of $74.4 million (December 31, 2010 - $182.9 million; January 1, 2010 - $107.5 million), of which $44.1 million was held in publicly traded equity instruments (December 31, 2010 - $151.9 million; January 1, 2010 - $78.0 million).  Working capital as at December 31, 2011 was $851.1 million compared with $572.7 million as at December 31, 2010 and $518.6 million at January 1, 2010. The increase is due to the equity offering completed in the fourth quarter of 2011 along with cash generated from operations.

The Company’s near-term cash requirements include corporate administration costs, certain costs of operations, declared dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments.  Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity securities or use of the Company’s credit facility.

The Company believes that its current cash resources, in addition to its available credit facility, and future cash flows will be sufficient to cover the cost of administrative expenses, costs of operations and dividend payments.

On March 11, 2011, the Company drew down C$160.0 million under its credit facility to fund the acquisition of Gold Wheaton. The Company repaid the drawn amount plus accrued interest in two separate tranches on March 16, 2011 and March 17, 2011, respectively. The interest rate applicable was 4.25% per annum.

Ore purchase commitments

The Company is obligated to certain ore purchase commitments related to the Gold Wheaton and Palmarejo stream agreements once the ore is produced from the mining activities.

Prosperity Gold Stream

Pursuant to a purchase and sale agreement dated May 12, 2010, the Company is committed to fund a $350.0 million deposit and acquire 22% of the gold produced pursuant to a gold stream agreement with Taseko Mines Limited (“Taseko”) on Taseko’s Prosperity copper-gold project located in British Columbia. Franco-Nevada will provide the $350.0 million deposit for the construction of Prosperity advanced pro-rata with other financing for the project once the project is fully permitted and financed, and has granted Taseko one special warrant. Franco-Nevada’s financing commitment remains available to Taseko provided the project is fully permitted and financed prior to May 12, 2012 although this option continues unless terminated by Franco-Nevada. Once the project is fully permitted and financed, the special warrant will be exchangeable, without any additional consideration, into two million purchase share warrants. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 at any time before June 16, 2017.  In addition, Franco-Nevada will pay Taseko the lower of US$400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the agreement.

Capital Resources

As of March 21, 2012, the Company has the entire amount of $175.0 million, or its Canadian dollar equivalent, available under its credit facility.  Advances under the facility bear interest depending upon the currency of the advance and the Company’s leverage ratio.  As of March 21, 2012, US and Canadian dollar advances under the facility would bear interest rates of 4.25% and 3.50%, respectively.

On June 29, 2011, the Company terminated its credit facility and executed a new facility with terms that are more favourable economically for the Company. The Company is required to pay an annual standby fee of between 0.30% to 0.50% depending on its leverage ratio, which is paid quarterly, of the unutilized portion of the facility. For the three months ended December 31, 2011 and 2010, standby fees of $0.1 million and $0.2 million, respectively, were incurred and paid.  For the year ended December 31, 2011 and 2010, standby fees of $1.0 million and $1.0 million, respectively, were incurred and paid. In addition, the Company expensed $0.9 million in debt issuance costs related to the previous credit facility.

During the year ended December 31, 2011, the Company issued 13,854,977 common shares (2010 — 1,733,993 common shares) in connection with the acquisitions of Gold Wheaton (11,654,127 common shares), Canadian Malartic (267,000 common shares), Phoenix (550,000 common shares) and Lumina (1,383,850 common shares), all as more fully described above under Business Developments.  In addition, on November 30, 2011 the Company completed an equity offering issuing 9,200,000 common shares and raising net proceeds of $367.4 million (see Financing Activities above for more details).

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period.  Actual results could be materially different from those estimates.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties.  These estimates affect revenue recognition, depletion of interests in mineral and oil & gas properties and the assessment of recoverability of the interests in mineral and oil & gas properties.  Although management has made its best assessment of these factors based upon current conditions, it is possible that changes will occur, which would materially affect the amounts contained in the consolidated financial statements of the Company.

Revenue

Royalty, stream and oil & gas working interest revenue is recognized when management can reliably estimate the receivable, pursuant to the terms of the royalty/stream and working interest agreements, and collection is reasonably assured.  In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate.  Differences between estimates of royalty/stream and oil & gas working interest revenue and actual amounts are adjusted and recorded in the period that the actual amounts are known.  Revenue received in kind is recognized based on the fair value on the date that title is transferred to the Company.  Dividend income is recognized as the dividends are declared.

Depletion of Interests in Mineral Properties

Acquisition costs of production stage royalty/stream interests are depleted using the units-of-production method over the life of the property to which the royalty/stream interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties or proved reserves specifically associated with the oil & gas properties which is provided by the operator or determined based on public disclosures from the operators.

Asset Impairment

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances, which may include significant prolonged decreases in commodity prices and publicly available information from operators of the producing assets, indicate that the related carrying values of an asset or group of assets may not be recoverable.  The recoverability of royalty/stream interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves.  The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in related commodity prices, and whenever new information regarding the mineral properties is obtained from the operator that could affect the future recoverability of our royalty interests.  Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its estimated recoverable amount, which is generally calculated using estimated discounted future cash flows.

Income Taxes

The Company accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of its liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a deferred income tax net asset or liability as of the end of the period, as measured by the substantially enacted statutory tax rates in effect when the timing differences are expected to reverse.  The Company’s deferred income tax net liabilities may include certain deferred tax benefits which are recognized when it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

Stock-Based Compensation

The Company accounts for stock-based transactions using the Black-Scholes option pricing model. The fair value of these awards is recognized over the vesting period of each award.  Compensation expense for stock options and restricted share units (“RSUs”) is determined based on estimated fair values of the options or RSUs at the time of grant.

New Standards and Interpretations

IFRS 9, Financial Instruments

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (loss). Where such equity instruments are measured at fair value through other comprehensive income (loss), dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company is currently assessing the impact of adopting IFRS 9 on our consolidated financial statements, including the impact of early adoption.

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation — Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. IFRS 10 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 10 on our consolidated financial statements but do not expect significant adjustments from adopting IFRS 10.

IFRS 11, Joint Ventures

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31 Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties involved to reflect the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. IFRS 11 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 11 on our consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements, and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 12 on our consolidated financial statements.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. Enhanced disclosures about fair value are required to enable financial statement users to understand how the fair values were derived. IFRS 13 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 13 on our consolidated financial statements.

IAS 28, Investments in Associates and Joint Ventures

In May 2011, the IASB issued amendments to IAS 28 Investments in Associates and Joint Ventures as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it now includes joint ventures that are to be accounted for by the equity method. We do not anticipate the amendments to IAS 28 will have a significant impact on our consolidated financial statements.

IAS I, Presentation of Financial Statements

In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements that requires an entity to group items presented in the statement of the comprehensive income (loss) on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. We are currently assessing the impact of adopting IAS 1 amendments on our consolidated financial statements.

International Financial Reporting Standards

The Company has adopted IFRS effective January 1, 2011. Our transition date is January 1, 2010 (the “transition date”) and the Company has prepared its opening balance sheet as at that date. These consolidated financial statements have been prepared in accordance with the accounting policies described in Note 2.

a)              Elected exemptions from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)               Business combinations

We have elected the business combinations exemption in IFRS 1 to not apply IFRS 3 retrospectively to past business combinations that took place prior to the transition date.

(ii)           Fair value or revaluation as deemed cost

We have elected to measure certain items of mineral royalty interests at fair value as at January 1, 2010 and use those amounts as deemed cost as at January 1, 2010. We have made this election with respect to six royalty interests. The adjustment resulted in a decrease of $50.2 million in the carrying value of mineral royalty interests.

(iii)       Cumulative translation differences

We have elected to transfer the previously accumulated cumulative translation account, which was included in accumulated other comprehensive income (“AOCI”), to retained earnings as at January 1, 2010.

(iv)         Deemed cost in oil & gas using full-cost accounting

We have elected to use the amounts determined under Canadian GAAP as deemed cost as at the transition date for the Company’s oil & gas royalty interests. The capitalized costs were previously accumulated on a country basis and have been allocated to their respective cash generating units (“CGU”) on a relative value basis.

On transition, as required by this election, management completed an impairment assessment of the long-lived assets allocated to each oil & gas CGU and noted no impairment under IAS 36, Impairment of Assets.

(b)         Reconciliation of equity reported under Canadian GAAP and IFRS

The following is a reconciliation of the Company’s total equity reported in accordance with Canadian GAAP to its total equity under IFRS at the transition date January 1, 2010:

(expressed in millions of US dollars)

	Ref	Capital Stock	Contributed surplus	Retained earnings / (deficit)	AOCI	Total
As reported under Canadian GAAP		$1,848.9	$52.0	$38.1	$(8.8)	$1,930.2
IFRS 1 Exemptions
Deemed cost election on certain mineral interests	(a)(ii)	—	—	(50.2)	—	(50.2)
Reset of cumulative translation losses	(a)(iii)	—	—	(14.0)	14.0	—
IFRS Policy Impacts
Initial recognition exemption on asset acquisitions	(d)(iv)	—	—	(4.3)	(0.7)	(5.0)
Change in method of accounting for stream assets	(d)(i)	—	—	(56.2)	—	(56.2)
Change in method for accounting for foreign exchange on investments in bonds	(d)(ii)	—	—	(14.3)	14.3	—
Change in functional currrency	(d)(iii)	—	—	(6.1)	—	(6.1)
Change in depletion related to the change in the cost base of mineral and oil & gas interests	(d)(v)	—	—	(1.2)	—	(1.2)
Share-based payments	(d)(vi)	—	3.1	(3.1)	—	—
Other changes to deferred income tax and tax effects of IFRS changes	(d)(vii)	0.8	—	19.1	—	19.9
As reported under IFRS		$1,849.7	$55.1	$(92.2)	$18.8	$1,831.4

The following is a reconciliation of the Company’s total equity reported in accordance with Canadian GAAP to its total equity under IFRS at December 31, 2010:

(expressed in millions of US dollars)

	Ref	Capital Stock	Contributed surplus	Retained earnings / (deficit)	AOCI	Total
As reported under Canadian GAAP		$1,911.2	$56.6	$70.5	$63.8	$2,102.1
IFRS 1 Exemptions
Deemed cost election on certain mineral interests	(a)(ii)	—	—	(50.2)	—	(50.2)
Reset of cumulative translation losses	(a)(iii)	—	—	(14.0)	14.0	—
IFRS Policy Impacts
Initial recognition exemption on asset	(d)(iv)	—	—	(4.5)	(0.7)	(5.2)
Change in method of accounting for stream assets	(d)(i)	—	—	(83.9)	—	(83.9)
Change in method for accounting for foreign exchange on investments in bonds	(d)(ii)	—	—	(7.9)	7.9	—
Change in functional currency	(d)(iii)	—	—	4.1	(4.1)	—
Change in depletion related to the change in the cost base of mineral and oil & gas interests	(d)(v)	—	—	3.1	(0.1)	3.0
Share-based payments	(d)(vi)	—	2.4	(2.4)	—	—
Other changes to deferred income tax and tax effects of IFRS changes	(d)(vii)	2.0	—	13.7	(0.9)	14.8
As reported under IFRS		$1,913.2	$59.0	$(71.5)	$79.9	$1,980.6

(c)              Reconciliation of net income as reported under Canadian GAAP to IFRS

The following is a reconciliation of the Company’s net income and comprehensive income reported in accordance with Canadian GAAP to its net income and comprehensive income under IFRS for the year ended December 31, 2010:

(expressed in millions of US dollars)

Net income	Ref	Year ended December 31, 2010
As reported under Canadian GAAP		$74.2
Change in method of accounting for stream assets	(d)(i)	(27.7)
Depletion and depreciation	(d)(v)	4.0
Change in method for accounting for foreign exchange on investment in bonds	(d)(ii)	7.5
Change in functional currency	(d)(iii)	9.6
Share-based payments	(d)(vi)	0.7
Tax impact of IFRS changes	(d)(vii)	(5.6)
As reported under IFRS		$62.7

Other comprehensive income
As reported under Canadian GAAP		$72.6
Change in method for accounting for foreign exchange on debt securities	(d)(ii)	(6.3)
Currency translation adjustment	(d)(iii)	(5.2)
As reported under IFRS		$61.1

There are no material differences between the consolidated statement of cash flows presented under IFRS and the consolidated statement of cash flows presented under previous Canadian GAAP.

(a)                        References

(i)  The Company has assessed its stream interests under IFRS and determined it is appropriate to classify the interests under IAS 16. Previously under Canadian GAAP, the minimum payment provision of certain agreements had been recognized as a derivative asset. The impact results in a reduction of the assets by $56.2 million at January 1, 2010 and $83.9 at December 31, 2010 to reflect recording the asset at its carrying costs rather than fair value with a corresponding decrease in retained earnings at January 1, 2010.

(ii)     Under Canadian GAAP, the foreign exchange movement associated with debt securities, including government and corporate bonds, treasury bills, and inter-company loans was recorded in other comprehensive income (loss). Under IAS 21 “The Effects of Changes in Foreign Exchange Rates”, the foreign exchange related to investment in bonds and other debt securities is included in net income and results in unrealized foreign exchange gains and losses being removed from other comprehensive income (loss) (“OCI”) and included in net income. Upon transition, the balances in accumulated other comprehensive income (“AOCI”) related to these debt securities, which totaled $14.3 million was reallocated to retained earnings. For the year ended December 31, 2010, an amount of $7.5 million was included in net income.

(iii)  Under Canadian GAAP, the Company had previously determined the functional currency of Franco-Nevada Mexico Corporation, S.A. de C.V. (“FNM”) to be the Mexican Peso. In accordance with IAS 21, the functional currency of FNM has been determined to be US dollars based on an analysis of the primary indicators of functional currency. As a result, all assets and liabilities of FNM are translated retrospectively at the prevailing current rate at each reporting date. The impact results in a reclassification of cumulative translation losses of $0.8 million from AOCI to retained earnings within equity as at January 1, 2010 and a $9.6 million gain being recorded in foreign exchange gains in net income compared to currency translation differences in OCI for the year ended December 31, 2010.

(iv)Based on the initial tax recognition exemption under IAS 12, the Company’ royalty and working interests acquired in December 2007 and other asset acquisitions up until January 1, 2010 have been re-measured to remove the associated tax step up allocated to the assets. The impact at January 1, 2010 was to decrease royalty and working interests by $74.5 million and the associated deferred tax liability/asset balances. In addition, the initial tax recognition exemption also applied to the Exchangeable Shares which reduced the deferred tax liability previously recognized by $7.2 million at January 1, 2010.

(v)  Under IFRS, there are a number of IFRS elections and policy decisions that impact the depletion charge recorded due to a change in the assets’ accounting base. In addition, at transition, the Company changed the depletion method for its oil & gas properties from a unit-of-production based on proved reserves to a unit-of-production based on proved and probable reserves. This change was accounted for prospectively.

(vi) The Company previously recognized forfeitures of share options and restricted share units as they occurred under Canadian GAAP. Under IFRS, an estimate is required of the number of awards expected to vest at the time of grant, which is subsequently revised to actual forfeitures. Management has applied this method of accounting to all options, both vested and unvested, issued since the Company was formed in October 2007.

The Company previously recognized equity-settled share options and restricted share units using the straight-line method over the vesting period. IFRS requires the graded method of attribution to be used in recognizing share options and restricted share units. This results in higher share-based compensation expense in the earlier year of vesting under IFRS.

In addition, the Company previously did not expense restricted share units when the non-market performance conditions associated with the awards had not been met at reporting date. Under IFRS, the Company recognizes the expense on restricted share units based on management’s best estimate of the non-market conditions at the vesting date and adjusts it between expected and actual outcomes.

As a result, at January 1, 2010, there is a reclassification of $3.1 million between contributed surplus and retained earnings with respect to these share-based payment adjustments. Share-based payments expense has increased by $0.7 million for the year ended December 31, 2010 under IFRS as compared to Canadian GAAP.

(vii) As a result of the above changes the deferred tax liability has been adjusted.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares.  A detailed description of the rights, privileges, restrictions and conditions attached to the authorized shares of the Company will be included in the Company’s Annual Information Form for the year ended December 31, 2011, a copy of which can be found on SEDAR at www.sedar.com.

As of March 21, 2012, the number of common shares of the Company outstanding or issuable pursuant to other outstanding securities of the Company is as follows:

Common Shares	Number
Outstanding	143,926,915
Issuable upon exercise of Franco-Nevada warrants(1)	6,510,769
Issuable upon exercise of Franco-Nevada options(2)	2,467,700
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) warrants(3)	6,110,937
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) options(4)	334,700
Issuable upon exercise of special warrant(5)	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	134,314
Diluted common shares	161,485,335

Notes:

(1)          The warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017.

(2)          There were 2,467,700 stock options under the Company’s share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$42.67 per share.

(3)          In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 6,126,750 common shares in connection with warrants that were outstanding upon the closing.  To-date 15,811 Franco-Nevada common shares have been issued upon the exercise of the Gold Wheaton warrants. With respect to the warrants, 25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) have an expiry date of July 8, 2013 and an exercise price of C$10.00 (C$64.27 per share equivalent exercise price), 7,125,000 warrants (1,108,650 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00 (C$32.13 per share equivalent exercise price) and 6,148,375 warrants (956,687 equivalent Franco-Nevada common shares) have an expiry date of November 26, 2014 and an exercise price of C$5.00 (C$32.13 per share equivalent exercise price). Holders of these warrants, which are now warrants of the Company’s wholly-owned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share; or (ii) C$5.20 in cash.

Expiry Dates	Exercise Price		Number of Gold Wheaton Warrants	Equivalent Franco- Nevada Exercise Price		Equivalent Franco- Nevada Common Shares
July 8, 2013	C$	10.00	25,999,998	C$	64.27	4,045,600
May 25, 2014	C$	5.00	7,125,000	C$	32.13	1,108,650
November 26, 2014	C$	5.00	6,148,375	C$	32.13	956,687
Total			39,273,373			6,110,937

(4)          In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 730,698 common shares in connection with options that were outstanding upon closing, with exercise prices ranging between C$2.50 and C$6.00 for 0.1556 of a Franco-Nevada common share.  To date, 395,998 Gold Wheaton stock options have been exercised.

(5)          In connection with the transaction with Taseko Mines Limited, one special warrant was granted to Taseko which will be exchangeable in 2,000,000 purchase share warrants once the project gets fully permitted and financed. Each warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017.

RISK FACTORS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations of the Company.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect the Company in the future.  For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years.  The marketability and price of metals and minerals on properties for which the Company holds interests will be influenced by numerous factors beyond the control of the Company and which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Significance of the Goldstrike Royalties and Palmarejo Gold Stream

The Goldstrike royalties and the Palmarejo gold stream are significant to the Company.  As a result, any adverse issues associated with financial viability, production and/or the recoverability of reserves from these projects and the associated portions over which the Company has a royalty or stream interest, could have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Foreign Currency Fluctuations

The Company’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition.  There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, the Company may suffer losses due to foreign currency rate fluctuations.

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During 2011, the Company’s foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to the US dollar.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s internal control over financial reporting and other financial disclosure and the Company’s disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this report.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s internal control over financial reporting, and based on that evaluation the CEO and CFO have concluded that as of December 31, 2011, the Company’s internal control over financial reporting was effective at a reasonable assurance level.

An evaluation was also carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a — 15(e) and Rule 15d — 15(e) under the United States Securities Exchange Act of 1934), and based on that evaluation the CEO and the CFO have concluded that as of December 31, 2011, the Company’s disclosure controls and procedures were effective at a reasonable assurance level.

For the three months and year ended December 31, 2011, there has been no change in Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Due to a transition period established by rules of the Securities and Exchange Commission for companies that recently became subject to the reporting requirements under the U.S. Securities Exchange Act of 1934, the Company is not yet required to include a report of management’s assessment regarding internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act of 1934) or an attestation report of the Company’s registered public accounting firm.

Cautionary Statement on Forward-looking Information

Certain information contained in this MD&A, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “anticipated”, “believes”, “plans”, “estimate”, “expect”, “expects”, “expected”, “forecasted”, “targeted” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: uncertainties relating to the closing of the First Uranium transactions referred to herein; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver and oil & gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the US dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests or any of the properties in which Franco-Nevada holds a royalty, stream or other interest; the Company’s PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation, assumptions relating to: the closing of the First Uranium transactions referred to herein; the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest, accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production, integration of acquired assets and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and Franco-Nevada’s most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.